SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 000-21742

Acergy S.A.

(Translation of registrant’s name into English)

200 Hammersmith Road

London, W6 7DL

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached herewith as Exhibit 99.1 is a press release, dated November 29, 2010, whereby Acergy S.A. (the “Company”) announced the publication and distribution to eligible shareholders of the Notice of Meeting and supporting materials for the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Monday December 20, 2010 at 12:00 p.m. local time at the offices of SGG S.A., 412F, route d’Esch, L-2086 Luxembourg.

The Notice of Meeting and supporting materials can be found on the Company’s website: www.acergy-group.com/public/December2010EGM.

The sole purpose of the Meeting is to appoint Mr. Bob Long as the ninth Director of the Board of Subsea 7 S.A. At the Meeting there is no requirement for quorum and Mr. Long’s appointment will require a simple majority of the votes cast to be approved.

All shareholders of record as of November 23, 2010 are entitled to vote at this Meeting. The deadline for submission of votes for holders of American Depositary Shares (ADSs) is Thursday December 9, 2010 and for holders of Common Shares is Monday December 13, 2010.

Attached herewith as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7, respectively, are the following materials regarding the Meeting:

99.2	Chairman’s letter dated November 29, 2010 inter alia advising of the Meeting.

99.3	Notice of the Meeting on December 20, 2010.

99.4	Letter from DnB NOR Bank ASA to Shareholders of the Company regarding voting using the proxy card attached thereto.

99.5	Blank form of Proxy Card for holders of Common Shares of the Company.

99.6	Depositary’s Notice (of Deutsche Bank Trust Company Americas) regarding the Meeting.

99.7	Blank form of Proxy Card/Voting Instructions for holders of American Depositary Shares.

The above materials are being mailed by Deutsche Bank Trust Company Americas to all holders of ADSs (each of which represents one Common Share of the Company) of record as of November 23, 2010.

Certain statements set forth above and contained in the press release and materials furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions. These forward-looking statements include, but are not limited to statements as to the calling of an extraordinary general meeting of shareholders, the date, time and purpose of this meeting, the date of publication of the notice of meeting to eligible shareholders and the deadline for submission of votes for the meeting. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 or Acergy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.

Date: November 29, 2010	By:	/s/ Jean Cahuzac
		Name:	Jean Cahuzac
		Title:	Chief Executive Officer

Exhibit Index

99.1	Press Release dated November 29, 2010 Announcing the Publication and Distribution of the Notice of Extraordinary General Meeting of Shareholders on December 20, 2010.

99.2	Chairman’s letter dated November 29, 2010.

99.3	Notice of Extraordinary General Meeting of Shareholders on December 20, 2010.

99.4	Letter from DnB NOR Bank ASA to Shareholders of the Company.

99.5	Blank form of Proxy Card for holders of Common Shares of the Company.

99.6	Depositary’s Notice (of Deutsche Bank Trust Company Americas) re the Meeting.

99.7	Blank form of Proxy Card/Voting Instructions for holders of American Depositary Shares (ADSs).